SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

JOHN ADEBIYI ¿

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ¿*

G.S. PAUL MITCHARD QC ¿

CLIVE W. ROUGH ¿

JONATHAN B. STONE *

ALEC P. TRACY *

¿(ALSO ADMITTED IN ENGLAND & WALES) * (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

RORY MCALPINE (ENGLAND & WALES) GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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April 2, 2014

VIA EDGAR

Barbara C. Jacobs, Assistant Director

Jan Woo, Attorney-Adviser

Christine Davis, Assistant Chief Accountant

Eiko Yaoita Pyles, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Cheetah Mobile Inc.

(formerly known as Kingsoft Internet Software Holdings Limited)

CIK No. 0001597835

Response to the Staff’s Comment Letter Dated April 1, 2014

Dear Ms. Jacobs, Ms. Woo, Ms. Davis and Ms. Pyles:

On behalf of our client, Cheetah Mobile Inc. (formerly known as Kingsoft Internet Software Holdings Limited), a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 1, 2014. Concurrently with the submission of this letter, the Company is publicly filing its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR.

The Company respectfully advises the Staff that it plans to file an amendment to the Registration Statement containing the estimated offering size and price range for the proposed offering and launch the road show in 21 days after the date hereof. The Company would greatly appreciate the Staff’s continued support and assistance in helping the Company meet its anticipated timetable for the offering.

U.S. Securities and Exchange Commission

April 2, 2014

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Risk Factors

We may be the subject of anti-competitive, harassing or other detrimental conduct..., page 28

1.	We note your new risk factor regarding certain conduct of third-parties that may cause you immediate harm and may subject you to regulatory or internal investigation. Please tell us, with a view toward disclosure, whether you have experienced any detrimental conduct by third-parties that have caused you material harm and/or have resulted in a regulatory or internal investigation.

The Company respectfully advises the Staff that it added the referenced risk factor to address the potentially elevated risk of detrimental conduct by third parties resulting from publicity surrounding the proposed initial public offering. The Company further advises the Staff that it has not experienced any detrimental conduct by third parties that has caused it material harm or resulted in a regulatory or internal investigation to date.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Share-based Compensation, page 94

2.	We note that there was a 115% increase in the fair value of the underlying ordinary shares between January 1, 2014 and March 21, 2014. Please quantify the extent to which each of the bulleted items noted on pages 98 and 99 impacted the change in fair value. Also, your disclosures indicate that you experienced rapid growth including a significant increase in monthly active users of your mobile applications during the first quarter of 2014. Please provide us with the first quarter 2014 data that you considered in your analysis.

The Company respectfully advises the Staff that the increase in the fair value of the underlying ordinary shares between January 1, 2014 and March 21, 2014 was primarily attributable to the following factors:

•	an increase in financial forecast, which accounted for approximately 80% of the increase in fair value of the Company’s ordinary shares;

•	a decrease in discount rate, which accounted for approximately 13% of the increase in fair value of the Company’s ordinary shares;

•	a decrease in discount for lack of marketability, which accounted for approximately 11% of the increase in fair value of the Company’s ordinary shares; and

•	other factors, such as dilution effect of share based compensation and exchange rate, which adversely affected the fair value of the Company’s ordinary shares, offsetting the increase in the fair value of its ordinary shares by approximately 4%.

The Company further advises the Staff that it experienced rapid growth and its actual performance exceeded its previous estimate. Monthly active users of the Company’s mobile applications increased significantly in the first quarter of 2014. Its mobile monthly active users increased from approximately 166 million at the end of December 2013 to approximately 200 million at the end of February 2014. The Company believes the increase in mobile internet service users will contribute to its revenue growth in the future.

U.S. Securities and Exchange Commission

April 2, 2014

3.	We note that the expected term for the restricted shares was 10 years and that you considered the vesting period, contractual term and historical exercise experience. Please provide us with your analysis as to how you determined the 10 year expected term

The Company respectfully advises the Staff that in determining the fair value of restricted shares with option features, the contractual term instead of the expected term of 10 years was used as life of the option features in the binomial tree model. The Company has revised the referenced disclosure on page 99 of the Registration Statement.

Business

Intellectual Property, page 119

4.	We note your revised disclosure in response to prior comment 8 that “[a]ll the patents that the two VIEs are currently applying for have a duration of 20 years starting from the date of the application” but it is not clear what the expiration dates are for the material patents that the company and its subsidiaries already hold. You state on page 115 that as of January 10, 2014, you have five patents in the PRC relating to your software and other proprietary technology. See Items 3.D and 4.B.6 of Form 20-F.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 119 and 120 of the Registration Statement.

Exhibits

5.	Please tell us whether you intend to file the following agreements:

•	the purchase agreement to acquire the assets of the Jiangduoduo Business that you disclosed on page F-67; and

•	the equity agreement with Kingsoft Corporation for the purchase of 20% equity interest in Kingsoft Japan which you disclose on page 151 as a related party.

The Company respectfully advises the Staff that it does not intend to file the purchase agreement to acquire the assets of the Jiangduoduo Business as the Company does not believe it is a material contract based on the deal value and terms of the proposed transaction because:

(1)	the purchase price for the Jiangduoduo Business was at most RMB54 million (US$8.9 million), which represents less than six percent of the total assets of the Company;

(2)	the terms of the purchase agreement do not impose significant ongoing obligations on the Company; and

(3)	the Company does not expect that the revenues derived from the Jiangduoduo Business will constitute a significant portion of its revenues on a consolidated basis going forward.

U.S. Securities and Exchange Commission

April 2, 2014

In response to the Staff’s comment, the Company has filed the agreement to purchase a 20% equity interest in Kingsoft Japan as Exhibit 10.47 to the Registration Statement.

*            *             *

U.S. Securities and Exchange Commission

April 2, 2014

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or the audit engagement partner at Ernst & Young Hua Ming LLP, King Li, by telephone at +86-10-5815-2099, or by email at king.li@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Jun Lei, Chairman, Cheetah Mobile Inc.

Sheng Fu, Chief Executive Officer, Cheetah Mobile Inc.

Andy Yeung, Chief Financial Officer, Cheetah Mobile Inc.

King Li, Partner, Ernst & Young Hua Ming LLP

James C. Lin, Partner, Davis Polk & Wardwell LLP